ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

October 22, 2009

SEC Mail Processing
Section

OCT 27 2009

Washington, DC
110

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

09047242

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
22 October 2009 (ASX: Quarterly Report for the period 1 July to 30 September 2009 & Appendix 5B)

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD
FROM 1 JULY 2009 TO 30 SEPTEMBER 2009

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL
Farmout discussions commenced with a number of potential partners
Application for one year licence extension submitted with full NOC support
US$3.5 million received under Option Agreement with Shell

UNITED STATES OF AMERICA
Third quarter oil and gas sales of $337,916

CHINA
US$6 million of receivables due from the sale of Beibu Gulf interest, subject to conditions precedent being met

FORWARD PLANS
Possible New Ventures

CORPORATE
Cash balance at 30 September 2009 of $12.6m

OFFSHORE WEST AFRICA - SENEGAL

RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (FAR 90% - OPERATOR)

During the quarter the Company was advised that Shell would not be exercising its Option in respect of Sangomar Offshore, Rufisque Offshore and Sangomar Deep Offshore Blocks in Senegal, West Africa.

CSEM SURVEY INCONCLUSIVE

The decision followed the completion of a Shell funded CSEM Data Acquisition and Geophysical Evaluation Programme over part of the Licence Area where a number of drilling prospects have been identified by FAR and its partner Petrosen. The study focused only on the three deepwater fan systems and not all prospects within the Licence Area.

FAR has received a General Summary of the results of the study. These showed that whilst resistive EM anomalies were identified within the Survey Area, these did not correlate in the case of the Northern and Central fans and in the case of the Southern and most prospective fan the anomaly was seen but is complex and therefore inconclusive.


legend
Old Boundary
New Boundary
CSEM Area
N
Q1 2007
0 12.5 25 50
Kilometers
Water Depth: m

A number of factors influence the findings including the presence of highly resistive carbonates and the lack of nearby well control for calibration purposes. CSEM is not a definitive exploration tool in many cases and the Shell report concludes that not only does the technique have no bearing on other prospects in the Licence Area but importantly does not rule out the possibility of finding hydrocarbons.

LICENCE STATUS

Following the decision FAR has retained its 90 percent interest in the Licences and has received US$3.5 million as full and final payment from Shell.

FAR has lodged an application with the Senegalese Minister for Energy and Biofuels for a one year extension to the current term which expires on 22 November 2009. The application has the full support of Petrosen, the National Oil Company, who hold the remaining 10 percent interest in the Licences. Meetings were held with the Minister during late September during which FAR presented its case for an extension.

FARMOUT DISCUSSIONS

While waiting on the extension application to be processed, FAR has commenced discussions with other potential farmin partners now that restrictions under the Shell Agreement have been lifted.

FAR has received a number of unsolicited approaches and these are in the process of being followed up. As was the case in the previous farmout round this process may take several months while companies undertake technical due diligence. Due to the commercially sensitive nature of the farmout process and confidentiality agreements executed as part of this process FAR will not make any public release until such time as a binding agreement, if any, has been reached.

RECENT ACTIVITY

A new discovery has been reported by Woodside and Anadarko offshore Sierra Leone adding to discoveries offshore Ghana and providing further evidence that potential remains to be exploited along the thinly explored northwest African margin.

TECHNICAL PRESENTATIONS

FAR has agreed to deliver a presentation at the Mining 2009 Resources Convention in Brisbane during October and will attend, with Petrosen, the 16th Africa Oil Week Forum in Cape Town during November. FAR has also accepted an invitation to deliver a paper at the 2010 AAPG Meeting in New Orleans on Evolving Plays within the Senegal portion of the Central Atlantic Margin. The paper will be delivered by Dr Igor Effimoff representing FAR and Louise Martin from Hunt Oil.

NORTH AMERICA

The September quarter saw a continuation of subdued North American natural gas prices. As a result, FAR continues to adopt a conservative strategy in respect of future exploration commitments. FAR expects activity to recover once economic certainty returns to the USA.

FAR continues to seek potential partners to carry its expenditures in exploration programs in NE Waller, Texas and Wild River, Alberta. This is consistent with earlier policies designed to leverage off 3D seismic programs undertaken in earlier periods.

SALES AND PRODUCTION

Gas sales during the quarter totalled 29.5 million cubic feet (Q2 2009: 31.8 million cubic feet) for an average of 0.32 million cubic feet per day at an average price of US$3.45 per thousand cubic feet before production taxes (Q2 2009: US$3.76/MCF). Oil sales during the quarter totalled 2,742 barrels (Q2: 2,423 barrels) for an average of 30 barrels of oil per day at an average price of US$65.53 per barrel before production taxes (Q2: US$52.44/bbl).

Production volumes continued to remain relatively flat following FAR's decision to limit exploration expenditures while product prices remain depressed.

Eagle Project, San Joaquin Basin, California (FAR 15%)

During the quarter FAR received advice that Vicpet USA had been sold to R&M Oil and Gas an entity controlled by Tim Hoops a US based geologist.

Following this change FAR agreed to a proposal put forward by the new operator of the Eagle project to participate in a 3D seismic survey over the prospect area. The objective of the survey is to determine the potential for shale resource plays within the prospect area by tying into the Zodiac Jaguar 3D shoot to the south. For various logistical reasons this now looks unlikely and the 3D work over Eagle may be deferred to April 2010.

FAR has also agreed to a new study that will focus on these emerging shale resource plays in the Eagle prospect area. In 2007 the USGS released a comprehensive study on the oil generating capacity of the shales in this part of the San Joaquin. The Eagle group will now look at this study in detail and apply the information to the data at Eagle. This USGS study was a prime selling point in getting the adjacent, 80,000 acre, Jaguar prospect sold. The Jaguar play is a shale resource play and is estimated in third party reports to contain up to 250 million barrels.

The study will help determine if oil is trapped in the shales in the Eagle area. Based on the log analysis already done at Eagle North, there appears strong evidence for oil in the Monterey. The Eagle Study Group will study that log show and see if any other wells exhibit this same character and then determine what reserves might be contained in these targets.

The Eagle Oil Pool remains a valid target given the established presence of oil in the target zone over 177 metres of horizontal extent, coupled with the known ability to flow oil and gas to surface from this zone from the nearby Mary Bellocchi-1 vertical well (223 barrels of oil per day and 0.7 million cubic feet per day flow from a 12 metre interval of lower Mary Bellocchi sand).

ONSHORE CANADA

Wild River Project, Alberta Canada (FAR ~ 30%)

Activity has slowed following the merger between Suncor, Operator of the Wild River Project, and PetroCanada. A number of personnel changes are impacting on the project and FAR has initiated correspondence to determine the proposed forward strategy involving the newly merged group.

AUSTRALIA

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
STOKES BAY
Stokes Bay Well – Canning Basin, Western Australia (FAR - 8%)

No activity to report during the quarter.

WA-254-P - OFFSHORE CARNARVON BASIN
FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

No activity to report during the quarter

T/18P BASS BASIN - 0.09375% OVERRIDING ROYALTY
(OPERATOR – ORIGIN)

The Company holds an overriding royalty on the T/18P exploration permit located offshore Tasmania in the Bass Basin. The Bass Basin is located to the east of the Gippsland Basin, historically the largest producing oil and gas area in Australia.

As a royalty holder, First Australian Resources Limited does not receive information on activities within the block and relies on public domain information.

On 6 October 2009, the operator Origin Energy Limited announced that the joint venture had commenced drilling the Trefoil-2 appraisal well in T18/P. The Trefoil-2 well will be followed immediately by the Rockhopper-1 exploration well. Information on the drilling program may be found at http://www.awexp.com.au/irm/content/investor_asx.html

FAR has notified each of the current participants of the royalty interest and is awaiting confirmation of acknowledgement. FAR is in receipt of correspondence from SAGASCO (now Origin Energy Resources Limited, Operator of the T18P joint venture) accepting liability in respect of its obligation under the Deed

OFFSHORE CHINA

BEIBU GULF BLOCK 22/12
OPERATOR- ROC OIL

FAR completed the sale of its 5 percent interest in Beibu Gulf Block 22/12 in April 2009.

The sale price of US$8 million is to be paid in three tranches

1. US$2 million was received during April 2009.
2. US$3 million upon approval of an Oilfield Development Program ("ODP") or if commercial development of the project proceeds
3. US$3 million once the project has produced 1 million barrels of oil (gross).

Given the staged nature of the sale agreement, FAR will continue closely monitoring the future plans for the development of the Wei 6-12, Wei 6-12S, and Wei 12-8 Oil Fields.

Recent reports to the ASX from the operator ROC Oil indicate that the ODP is expected to be completed by the end of 2009.

FORWARD PLANS – POSSIBLE NEW VENTURES

As part of a concerted program involving the planned farmout of the Senegal Licence Area, FAR has initiated a concurrent initiative to identify potential new opportunities with a high impact focus. This initiative is in its preliminary stages and may, if successful, lead to an expansion of FAR's global exploration portfolio with the objective of driving shareholder value. Due to the commercially sensitive and confidential nature of this process, and in order not to prejudice its chances of success, FAR will not make any public release until such time as binding arrangements, if any, have been reached.

CORPORATE

At the end of the quarter, FAR had a cash balance of $12.6 million and no significant expenditure commitments. This continues to place FAR in an enviable position among junior oil exploration companies.

During the quarter 12 million options were exercised at 5 cents raising $600,000.

FAR maintains a web site at www.far.com.au.
Email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	30 September 2009

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors		318	1,189
1.2	Payments for	(c) production	(125)	(536)
		(d) administration	(456)	(1,517)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		52	155
1.5	Interest and other costs of finance paid		(116)	(244)
1.6	Income taxes paid			
1.7	Other *		3,916	3,920
	Net Operating Cash Flows		3,589	2,967
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospect leases	(18)	(40)
		(b)equity investments		
		(c) other fixed assets		
		(d) exploration & evaluation **	546	(506)
		(e) development		(36)
1.9	Proceeds from sale of:	(a)prospects		2,872
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other			
	Net investing cash flows		528	2,290
1.13	Total operating and investing cash flows (carried forward)		4,117	5,257

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	4,117	5,257
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	600	4,850
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		2,987
1.17	Repayment of borrowings		(5,903)
1.18	Dividends paid		
1.19	(a) Other (Share Issue Expenses)	(5)	(349)
1.19	(b) Other (Debt Issue Expenses)		(236)
	Net financing cash flows	595	1,349
	Net increase (decrease) in cash held	4,712	6,606
1.20	Cash at beginning of quarter/year to date	8,359	6,761
1.21	Exchange rate adjustments to item 1.20	(501)	(797)
1.22	**Cash at end of quarter**	12,570	12,570

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	92
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

* Other income includes a payment of US$3million received from Shell under the Senegal Option Agreement.

** Exploration inflows include US$0.5million of past costs recovered from Shell under the Senegal Option Agreement.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	400***
4.2	Development	-
	Total	400

*** The estimated exploration spend is based on an extension to the Senegal licences being granted and includes costs that FAR would look to recover through a successful farm-out of the licences. Should the extension not be granted, the exploration expenditure in the next quarter will likely be significantly lower.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	5,902	2,236
5.2	Deposits at call	454	160
5.3	Commercial Bills	6,214	5,963
5.4	Other		
	Total: cash at end of quarter (item 1.22)	12,570	8,359

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	658,232,784	658,232,784	N/A	N/A
7.4	Changes during quarter (a) Increases through issues	12,000,000	12,000,000	Exercise of 5 cent options	Exercise of 5 cent options
	(b) Decreases through returns of capital, buy-backs	-	-		
7.5	**+Convertible debt securities: 15% Unsec.Redeem. Convertible Note)**	6,602,589	6,602,589	45 cents	*Maturity Date* 31 January 2012
7.6	Changes during quarter (a) Increases through issues	-	-		*Maturity Date*
	(b) Decreases through: - converted	-	-		
7.7	**Options**			*Exercise price*	*Expiry date*
	Consultant	2,000,000	-	30 cents	30 June 2010
	Incentive	9,500,000	-	15 cents	31 July 2010
	Consultant	6,000,000	-	14 cents	1 March 2011
	Consultant	2,000,000	-	5 cents	30 June 2012
	Incentive	7,800,000	-	7 cents	30 June 2012
7.8	Issued during quarter	-	-	*Exercise Price*	*Expiry Date*
7.9	Exercised during quarter	12,000,000	-	*Exercise Price* 5 cents	*Expiry Date* 30 June 2012
7.10	Expired during quarter.	-	-	*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Date: 22 October 2009
Print name: COLIN HARPER (COMPANY SECRETARY)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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